Exhibit 11.1

Sopheon plc

Code of ethics

Sopheon plc and its directors have committed to conduct business throughout the world in accordance with the highest ethical standards. This Code sets out the principles to which all directors and officers of the Company are expected to adhere and advocate in meeting these standards. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the public and other stakeholders.

Conflicts of interest

Company directors and officers have an obligation to promote the best interests of the Company at all times. They should avoid any action which may involve a conflict of interest with the Company. Directors should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgement they may need to make on behalf of the Company. Conflicts of interest would also arise if a director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Where conflicts of interest arise, directors and officers must provide full disclosure of the circumstances and stand back from any related decision-making process.

Directors and officers must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Company.

Compliance with laws

Directors and officers of the Company must respect and follow the laws and regulations of the municipalities and countries in which the Company conducts business.

If a law conflicts with the policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with the Code, you must comply with the Code.

Disclosure

As a listed company, the Company has an obligation to comply with the rules relating to disclosure of material and price sensitive information under the relevant UK and US legislation and the rules and guidance of AIM and Euronext.

In accordance with our disclosure obligations, financial communications and reports will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will be able to quickly and accurately determine their significance and consequence.

Furthermore, any director or officer in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that the Company complies with its timely disclosure obligations.

Compliance with code of ethics

If a director or officer has knowledge, or are suspicious, of any non-compliance with any section of this Code or are concerned whether circumstances could lead to a violation of this Code, they should discuss the situation with the audit committee of the Company.

Any waiver of this Code for directors or officers may be made only by the audit committee and will be promptly disclosed as required by law.

Accountability for adherence to the Code

All directors and officers are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. Discipline may, when appropriate, include dismissal.